NORTHEAST AUTO ACCEPTANCE CORP.
2174 HEWLETT AVENUE, SUITE 206
MERRICK, NY 11566

December 12, 2006

U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Northeast Auto Acceptance Corp. (the "Company")
Registration Statement on Form 10 (the “Filing”)
File No. 000-51997

Dear Sirs:

The Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William Solko
William Solko, President